UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ExactTarget, Inc.

File No. 333-178147 - CF#27803

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ExactTarget, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 23, 2011, as amended on December 30, 2011.

Based on representations by ExactTarget, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.7   through March 24, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

        Barbara C. Jacobs
        Assistant Director